UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ALERISLIFE INC.

(Name of Subject Company (Issuer))

ABP ACQUISITION 2 LLC

a wholly owned subsidiary of

ABP ACQUISITION LLC

(Names of Filing Persons (Offeror))

ABP TRUST

ADAM D. PORTNOY

(Name of Filing Persons (other persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33832D205

(Cusip Number of Class of Securities)

Adam D. Portnoy
President
ABP Acquisition LLC
255 Washington Street
Newton, MA 02458
(617) 928-1300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, DE 19801
(302) 651-3250

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,225,242	$4,543.02

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the difference between 33,442,433, the number of shares of common stock of AlerisLife Inc., par value $0.01 per share (“Shares”), outstanding as of February 16, 2023, and 1,972,783, the number of Shares owned by ABP Acquisition LLC or by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, multiplied by $1.31. The calculation of the filing fee is based on information provided by AlerisLife Inc. as of February 16, 2023.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, by multiplying the transaction value by 0.00011020.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 4,543.02	Filing Party:	ABP Acquisition 2 LLC and ABP Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	February 17, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 is filed with the U.S. Securities and Exchange Commission by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”), ABP Acquisition LLC, a Maryland limited liability company (“Parent”), ABP Trust, a Maryland statutory trust (“ABP Trust”), and Adam D. Portnoy, an individual, and amends and supplements the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission on February 17, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”) (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser), at a price of $1.31 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Item 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in the section entitled “What Does The ALR Board Of Directors Think Of The Offer?” on page 4 of the Offer to Purchase is amended and supplemented by replacing the third paragraph with the following sentences:

“• ALR’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which it filed with the SEC substantially concurrently with the filing of our Schedule TO dated February 17, 2023. See also the Introduction, Section 2— “Position of the Purchaser Group Regarding the Fairness of the Transaction” and Section 8—“Recommendation by the Special Committee and the Board of Directors of ALR.””

2.	The caption and information set forth in the section entitled “2. Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction” on page 14 of the Offer to Purchase is amended and restated as follows:

2. Position of the Purchaser Group Regarding the Fairness of the Transaction.

“Under the rules of the SEC governing “going-private” transactions, each of the members of the Purchaser Group may be deemed to be an affiliate of ALR and therefore, be required to express their belief to security holders of ALR who are unaffiliated with ALR as to the fairness of the transaction. We believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the Offer Price to be received by security holders of ALR who are unaffiliated with ALR pursuant to the Offer and the Merger, are fair to such security holders.

The Purchaser Group believes that the price to be paid in the Offer is fair to security holders of ALR who are unaffiliated with ALR. The Purchaser Group bases its belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction and are not listed in any relative order of importance:

•	The Special Committee (as defined below) determined the Merger Agreement and the Transactions, including the Offer and the Merger, to be advisable and in the best interest of ALR and its stockholders (other than Parent and its affiliates).

•	In connection with making the foregoing determinations, the Special Committee was advised by its own advisors, including Ropes & Gray LLP, its independent legal counsel, and Citi, its independent financial advisor.

•	The Offer Price represents a premium of approximately:

o	61.7% to the closing price of the Shares on February 2, 2023, the last trading day prior to the date of the announcement of the transaction; and

o	85% to the trailing 30-trading-day volume weighted average price of Shares through February 2, 2023, the last trading day prior to the date of the announcement of the transaction.

•	Neither the Offer nor the Merger is subject to any financing condition, thus increasing the likelihood that the Offer and the Merger will be consummated and the Offer Price or merger consideration, as applicable, will be paid to the security holders of ALR who are unaffiliated with ALR.

•	The Offer provides ALR’s security holders with the certainty of receiving cash for their Shares and removes the risk of any decrease in the value of ALR.

•	The Offer provides ALR’s security holders with an opportunity to receive liquidity for their Shares at a significant premium, notwithstanding ALR’s small public float, limited trading volume and Nasdaq’s potential delisting of ALR’s Shares as disclosed by ALR on November 10, 2022.

•	There are potential risks to ALR of continuing to have publicly traded common stock, including the risks of market volatility and global economic uncertainty.

•	The Purchaser Group’s view that there are no unusual requirements or conditions to the Offer or Merger.

In addition, the Purchaser Group believes that the Offer and Merger are procedurally fair to security holders of ALR who are unaffiliated with ALR, based on the following factors, which are not listed in any relative order of importance:

•	The Merger Agreement and the transactions contemplated by the Merger Agreement were negotiated at arms-length and unanimously approved by the Special Committee, which was comprised of solely independent directors of ALR that have no financial interest in the Merger that is different from that of the security holders of ALR who are unaffiliated with ALR other than (a) such independent directors’ receipt of cash compensation for their service on the ALR Board in the ordinary course (which is not contingent on the completion of the Merger or the Special Committee’s or the ALR Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights and rights to advancement of fees under their respective indemnification agreements entered into with ALR and (c) their right to receive cash consideration after the completion of the Merger with respect to the Shares that had been granted to them, if any, under ALR’s equity compensation plan for their service on the ALR Board. The Special Committee could objectively and independently assess the potential transaction and was fully informed about the extent to which the interests of Parent differed from those of the security holders of ALR who are unaffiliated with ALR.

•	Each of such security holders will be able to decide voluntarily whether or not to tender Shares in the Offer.

•	Such security holders will have sufficient time to make a decision whether or not to tender since the Offer will remain open for a minimum of 20 business days.

•	The Offer Price resulted from active negotiations between the Special Committee and Parent, which resulted in the Special Committee negotiating, among other things, to increase Parent’s initial bid of $0.95 per Share to $1.31 per Share, a 37.9% increase.

•	The Merger Agreement provides ALR with the right to terminate the Merger Agreement in certain circumstances, including in order to accept a Superior Offer (as defined in the Merger Agreement), subject to the terms and conditions of the Merger Agreement.

•	The Special Committee negotiated to eliminate any termination fee that would have been payable by ALR in certain customary circumstances, including in connection with accepting a Superior Offer and instead limited ALR’s obligation in such circumstances to reimbursement of the reasonable and documented expenses of Parent and its affiliates in connection with the Merger Agreement subject to a cap of $750,000.

•	The fact that (i) Parent sought the ALR Board’s permission in accordance with the Standstill Agreement (as defined below) to submit a proposal and (ii) since the outset of discussions of a potential transaction with ALR, Parent has conditioned any such transaction on approval by the Special Committee.

•	The fact that the Special Committee had no obligation to recommend any transaction, including a transaction with Parent, and that the Special Committee had the authority to reject any proposals made by Parent or any other person.

•	Notwithstanding that the opinion of Citi was provided solely for the benefit of the Special Committee and that Parent is not entitled to, nor did it, rely on such opinion, the fact that the Special Committee received an opinion of Citi, dated February 2, 2023, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the $1.31 per Share cash consideration to be received by the holders of Shares (other than Parent, Purchaser, the DHC Parties (as defined below) and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, was fair, from a financial point of view to such holders.

•	In the event that the Merger Agreement is terminated, the DHC Consent and Amendment Agreement will automatically terminate, permitting the DHC Parties to vote in favor of, or otherwise tender their Shares in connection with any other proposed transaction with a third party.

The Purchaser Group considered that in accordance with Maryland law, the Merger Agreement and the transactions contemplated by the Merger Agreement are not subject to approval by a majority of the security holders of ALR who are unaffiliated with ALR, nor is such a “majority of the minority” approval the prevailing market practice for going private transactions involving Maryland companies. Nevertheless, the Purchaser Group believes the Offer and the Merger are procedurally fair to the security holders of ALR who are unaffiliated with ALR because of the various safeguards and protective terms, as summarized above, that have been adopted to ensure the procedural fairness of the Offer and the Merger.

The Purchaser Group also considered the following factors, each of which the Purchaser Group considered negative in its considerations concerning the fairness of the terms of the transaction and are not listed in any relative order of importance:

•	Any security holder that tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent Merger would cease to participate in the future earnings or growth, if any, of ALR or benefit from increases, if any, in the value of ALR.

•	The sale of Shares in the Offer is generally taxable to the selling security holders.

•	Certain directors and officers of ALR may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. See Section 4—“Interests of Certain Persons in the Offer,” Section 5 —“Transactions and Arrangements Concerning the Shares” and Schedule A.

The Purchaser Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. The Purchaser Group has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the Offer and Merger to the security holders of ALR who are unaffiliated with ALR. Neither Parent nor any affiliate of Parent has received any report, opinion or appraisal from any outside party materially related to the Offer or Merger, including any report, opinion or appraisal relating to the fairness of the Offer Price to the security holders of ALR who are unaffiliated with ALR.

In reaching its conclusion as to fairness, the Purchaser Group did not consider the historical market prices, purchase prices paid in previous purchases of Shares, liquidation value or net book value of ALR. Neither the historical market prices nor the purchase prices paid in previous purchases of the Shares in the past two years (no member of the Purchaser Group made any such purchases during such period) were considered because the Purchaser Group does not believe that the historical trading prices or previous purchase prices of the Shares provide an appropriately reliable indication of the current value of the Company and therefore are not relevant factors to a determination of fairness because of recent challenges faced by ALR’s business, including (i) the continuing impact of the COVID-19 pandemic and resulting market disruptions on the senior living industry, (ii) the current U.S. economic conditions, including inflation, supply chain issues and a tight labor market, and (iii) ALR’s receipt of a delisting notice from Nasdaq. The Purchaser Group implicitly considered the value of ALR in a sale as a going concern by taking into account the Company’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. The Purchaser Group did not, however, explicitly calculate a stand-alone going concern value of ALR. The liquidation value was not considered because ALR is a viable going concern and Parent has no plans to liquidate ALR. Therefore, the Purchaser Group believes that the liquidation value of ALR is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, the Purchaser Group did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of ALR as a going concern but rather is indicative of historical costs. Except as otherwise disclosed in this Offer to Purchase, and other than the contacts between ALR and “Party A” as described in the Schedule 14D-9 under the heading “Background of the Offer and the Merger,” the Purchaser Group is not aware of any firm offers made by a third party to acquire ALR during the past two years and in any event has no intention of selling the Shares it owns. The Purchaser Group did not consider third-party offers in reaching its conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive, but includes the factors considered by the Purchaser Group that it believes to be material. The Purchaser Group believes these factors provide a reasonable basis upon which to form its belief that the Offer and the Merger is fair to the stockholders of ALR who are unaffiliated with ALR. Parent’s view as to the fairness of the transaction to stockholders of ALR that are unaffiliated with the Purchaser Group should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.”

3.	The information set forth in the section entitled “3. Purpose of the Offer and Plans for ALR” on page 16 of the Offer to Purchase is amended and supplemented by replacing the second and third sentences of paragraph beginning with “Effects of the Offer.” with the following sentences:

“If a merger is consummated, Parent’s and ABP Trust’s indirect interest in such items would increase to 100% and Mr. Portnoy, as president, sole trustee and controlling shareholder of ABP Trust, may be deemed to be a beneficial owner of 100% of these Shares, but Mr. Portnoy disclaims such beneficial ownership except to the extent of his pecuniary interest therein (in each case, approximately $154.3 million in net book value, based on ALR’s net book value attributable to its shareholders as of September 30, 2022, and approximately $27 million in net losses, based on ALR’s net earnings attributable to its shareholders for the nine months ending September 30, 2022). Further, the Purchaser Group would be entitled to all benefits resulting from that interest, including all income generated by ALR’s operations and any future increase in ALR’s value.”

4.	The caption set forth in the section entitled “17. Certain Information Concerning Parent and Purchaser” on page 39 of the Offer to Purchase is amended and supplemented by replacing the caption with the following:

“17. Certain Information Concerning the Purchaser Group.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(5)(iv)	Email sent to employee-stockholders of the Company and The RMR Group, LLC, dated March 10, 2023, from Timothy Bonang, Senior Vice President of the RMR Group LLC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition 2 LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Trust

/s/ Adam D. Portnoy
Adam D. Portnoy